UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(Amendment No. 1) *

ALEXZA PHARMACEUTICALS, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)

015384100

(CUSIP Number)

December 31, 2011

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 015384100	13G/A	Page 2 of 15

1.	NAMES OF REPORTING PERSONS FHM III, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 588,321 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 588,321 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 588,321
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 < 1%(1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

CUSIP No. 015384100	13G/A	Page 3 of 15

1.	NAMES OF REPORTING PERSONS FRAZIER HEALTHCARE III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 583,931 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 583,931 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 583,931
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 < 1%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

CUSIP No. 015384100	13G/A	Page 4 of 15

1.	NAMES OF REPORTING PERSONS FRAZIER AFFILIATES III, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 4,390 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 4,390 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 4,390
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 < 1%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

CUSIP No. 015384100	13G/A	Page 5 of 15

1.	NAMES OF REPORTING PERSONS FHM IV, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 1,594,806 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 1,594,806 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,594,806
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

9

CUSIP No. 015384100	13G/A	Page 6 of 15

1.	NAMES OF REPORTING PERSONS FHM IV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 1,594,806 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 1,594,806 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,594,806
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%(1)
12.	TYPE OF REPORTING PERSON OO

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

CUSIP No. 015384100	13G/A	Page 7 of 15

1.	NAMES OF REPORTING PERSONS FRAZIER HEALTHCARE IV, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 1,586,752 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 1,586,752 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,586,752
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 2.2%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

CUSIP No. 015384100	13G/A	Page 8 of 15

1.	NAMES OF REPORTING PERSONS FRAZIER AFFILIATES IV, LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 0 -
	6.	SHARED VOTING POWER - 8,054 -
	7.	SOLE DISPOSITIVE POWER - 0 -
	8.	SHARED DISPOSITIVE POWER - 8,054 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 8,054
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 < 1%(1)
12.	TYPE OF REPORTING PERSON PN

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

CUSIP No. 015384100	13G/A	Page 9 of 15

1.	NAMES OF REPORTING PERSONS ALAN D. FRAZIER
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER - 6,250 -
	6.	SHARED VOTING POWER - 2,183,127 -
	7.	SOLE DISPOSITIVE POWER - 6,250 -
	8.	SHARED DISPOSITIVE POWER - 2,183,127 -
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,189,377
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐ N/A
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9 3%(1)
12.	TYPE OF REPORTING PERSON IN

(1)	The percentage is calculated based on 72,136,338 shares of Common Stock outstanding on November 30, 2011 as reported in the Issuer’s Prospectus Supplement No. 3 filed pursuant to Rule 424(b)(3) on December 1, 2011.

CUSIP No. 015384100	13G/A	Page 10 of 15

Item 1	(a).	Name of Issuer:

Alexza Pharmaceuticals, Inc. (the “Issuer”)

Item 1	(b).	Address of Issuer’s Principal Executive Offices:

Alexza Pharmaceuticals, Inc. 2091 Stierlin Court Mountain View, California 94043

Item 2	(a).	Name of Persons Filing:

This statement is filed on behalf of the following persons with respect to shares of Common Stock beneficially owned by such persons:

FHM III, LLC, a Delaware limited liability company (“FHM III”), Frazier Healthcare III, LP, a Delaware limited partnership (“FH III”), Frazier Affiliates III, LP, a Delaware limited partnership (“FA III”), FHM IV, LP, a Delaware limited partnership (“FHM IV”), FHM IV, LLC, a Delaware limited liability company (“FHM IV LLC”), Frazier Healthcare IV, LP, a Delaware limited partnership (“FH IV”) and Frazier Affiliates IV, LP, a Delaware limited partnership (“FA IV”). FHM III is the general partner of both FH III and FA III. FHM IV is the general partner of FH IV and FA IV. FHM IV LLC is the general partner of FHM IV. Alan D. Frazier (“AF”) is the President and controlling shareholder of the managing member of FHM III, as described below. AF is a managing member of FHM IV LLC, the general partner of FHM IV, as described below. FHM III serves as the general partner of FH III and FA III, and FHM IV serves as the general partner of FH IV and FA IV.

The foregoing persons are hereinafter referred to collectively as the “Reporting Persons.”

Item 2	(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is: 601 Union Street, Suite 3200 Seattle, WA 98101

Item 2	(c).	Citizenship:

FHM III is a limited liability company organized under the laws of the State of Delaware.

FH III is a limited partnership organized under the laws of the State of Delaware.

FA III is a limited partnership organized under the laws of the State of Delaware.

FHM IV is a limited partnership organized under the laws of the State of Delaware.

FHM IV LLC is a limited liability company organized under the laws of the State of Delaware.

FH IV is a limited partnership organized under the laws of the State of Delaware.

FA IV is a limited partnership organized under the laws of the State of Delaware.

Alan D. Frazier is a citizen of the United States of America.

CUSIP No. 015384100	13G/A	Page 11 of 15

Item 2	(d).	Title of Class of Securities:

Common Stock, $0.0001 par value per share (the “Common Stock”).

Item 2	(e).	CUSIP Number:

015384 10 0

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act;

	(b)	☐	Bank as defined in Section 3(a)(6) of the Act;

	(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act;

	(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940;

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1 (b)(1)(ii)(G);

	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act;

	(j)	☐	A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13(d)-1(b)(1)(ii)(J), please specify the type of institution: .

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

	(a)	Amount beneficially owned:

FHM III is the general partner of FH III and FA III. As of December 31, 2011, FH III was the record owner of 583,931 shares of Common Stock and FA III was the record owner of 4,390 shares of Common Stock. Both voting and dispositive power with respect to FH III and FA III are held by FHM III.

FHM IV is the general partner of both FH IV and FA IV and FHM IV LLC is the general partner of FHM IV. As of December 31, 2011, FH IV was the record owner of 1,586,752 shares of Common Stock and FA IV was the record owner of 8,054 shares of Common Stock. Both voting and dispositive power with respect to FH III and FA III are held by FHM IV.

AF is the president and controlling stockholder of Frazier & Company, Inc., a managing member of FHM III, which is the general partner of each of FA III and FH III (collectively, the “Frazier III Funds”). As such, AF shares voting and investment power over the shares held by the Frazier III Funds and may be deemed to have indirect beneficial ownership of such shares. AF disclaims beneficial ownership of the shares held by the Frazier III Funds, except to the extent of his proportionate pecuniary interest therein.

AF is a managing member of FHM IV, LLC, which is the general partner of FHM IV, which is the general partner of each of FA IV and FH IV (collectively, the “Frazier IV Funds”). As such, AF shares

CUSIP No. 015384100	13G/A	Page 12 of 15

voting and investment power over the shares held by the Frazier IV Funds and may be deemed to have indirect beneficial ownership of such shares. AF disclaims beneficial ownership of such shares held by the Frazier IV Funds, except to the extent of his proportionate pecuniary interest therein.

(b)	Percent of class: The Frazier III Funds, Frazier IV Funds and AF hold, in the aggregate, 3%.

(c)	Number of shares as to which such person has:

FHM III

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

588,321

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

588,321

FH III

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

583,931

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

583,931

FA III

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

4,390

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

4,390

FHM IV

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

1,594,806

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

1,594,806

FHM IV LLC

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

1,594,806

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

1,594,806

FH IV

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

1,586,752

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

1,586,752

FA IV

	(i)	Sole power to vote or to direct the vote

0

	(ii)	Shared power to vote or to direct the vote

8,054

	(iii)	Sole power to dispose or to direct the disposition of

0

	(iv)	Shared power to dispose or to direct the disposition of

8,054

CUSIP No. 015384100	13G/A	Page 13 of 15

AF

(i) Sole power to vote or to direct the vote

6,250

(ii) Shared power to vote or to direct the vote

2,183,127

(iii) Sole power to dispose or to direct the disposition of

6,250

(iv) Shared power to dispose or to direct the disposition of

2,183,127

Each of the reporting persons disclaims beneficial ownership of the shares, except for the securities for which such reporting person is the holder of record.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 7, 2012

FHM III, LLC

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE III, LP
By: FHM III, LLC, its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER AFFILIATES III, LP
By: FHM III, LLC, its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM IV, LP
By: FHM IV, LLC, its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FHM IV, LLC

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER HEALTHCARE IV, LP
By: FHM IV, LP, its General Partner
By: FHM IV, LLC, its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

FRAZIER AFFILIATES IV, LP
By: FHM IV, LP, its General Partner
By: FHM IV, LLC, its General Partner

By:	/s/ Thomas S. Hodge
Thomas S. Hodge, Chief Operating Officer

/s/ Alan D. Frazier
Alan D. Frazier